July 27, 2011

John T. Fitzgerald, Esq.
Assistant Secretary
J. P. Morgan Access Multi-Strategy Fund II
270 Park Avenue
New York, New York 10017

Re: J. P. Morgan Access Multi-Strategy Fund II
        Registration Number: 811-22575

Dear Mr. Fitzgerald:

We have reviewed the registration statement on Form N-2 for the J. P. Morgan Access Multi-Strategy Fund II ("Fund") filed with the Commission on June 29, 2011. We have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Prospectus

Summary of Terms (p. 1)

Please clarify that there is no minimum offering amount. Expand the discussion to indicate whether there is a critical minimum amount that the Fund must nevertheless raise to provide it with the opportunity to deploy its strategies and achieve its investment objective. Are there any special risks to the Fund or its Shareholders if a certain minimum amount is not raised through this offering?

Investment Objective and Strategy (p. 1)

Please clarify that the Fund is a "fund of hedge funds."

Please explain why the Investment Funds chosen by the Adviser have a low correlation to the performance of traditional equity and fixed income markets.

Please provide summary, plain English explanations of the terms "relative value", "opportunistic/macro", "event driven – distressed" and "event driven – core."

Please disclose the maximum percentage of an Investment Fund's assets the Fund may own.

<u>Risk Factors</u> (p. 2)

Please summarize all material risks of investing in the Fund in this section.

Disclose the percentage of Fund assets to be invested in non-voting securities and explain why the Fund would purchase such securities or forego its right to vote securities it owns.

<u>Leverage</u> (p. 3)

Please summarize the risks associated with the use of leverage in this section.

Please disclose the extent to which the Fund expects to borrow for all purposes. If the Fund is authorized and intends to borrow money for investment purposes, the fee table must show the amount of interest payments on borrowed funds. Please add appropriate disclosure accordingly.

Disclose whether or not there are any percentage thresholds or other parameters that the Adviser and/or sub-adviser (hereinafter "Adviser") will use as guidelines when determining whether an Investment Fund is using an inappropriate degree of leverage. Will the Adviser be given access to all of the information that its needs, on a timely basis, to enable it to perform the monitoring activities described in the third sentence?

<u>Purchase of Shares; the Offering</u> (p. 6)

The second sentence of the first paragraph of this section indicates that Fund shares will be issued "during an initial offering period." How long will the initial offering period be? Will this be a subscription period? Will the money be held in escrow and returned in the event insufficient proceeds are raised? When will the Fund commence operations?

The last sentence of the first paragraph of the section states that the Fund may accept purchases from certain investors in amounts less than the stated minimums. Under what conditions might the Fund accept lesser amounts from certain investors? Please explain.

<u>Placement Agent Fees and Intermediary Payments</u> (p. 6)

What is the difference between a placement agent fee and a sales load? If there is none, please refer to this expense item as a sales load.

<u>Valuation</u> (p. 7)

The disclosure pertaining to the Fund's valuation procedures indicates the Fund will defer to the Investment Funds' valuation methodologies. Please explain why this is consistent with the duties of the Fund's trustees to determine fair valuation procedures.

Please provide the staff with the procedures the Fund's Board has adopted to ensure compliance with the requirements of Section 2(a)(41) of the Investment Company Act of 1940 (the "1940 Act").

<u>Conflicts of Interest</u> (p. 8)

What procedures does the Adviser have in place for resolving conflicts of interest?

<u>Redemptions and Repurchases of Shares by the Fund</u> (p. 10)

Please disclose in this section that the Fund may redeem in kind, and summarize the associated risks.

Disclose the approximate amount of time that is likely to lapse (1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Shares tendered.

<u>Summary of Taxation</u> (p. 11)

Disclosure in this section indicates the Fund will "generally invest its assets in Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and are expected to be classified as passive foreign investment companies." Please include this disclosure in the Investment Objective and Strategy sections of the Summary.

<u>Shareholder Reports</u> (p. 11)

Disclosure in the second sentence of this paragraph indicates The Investment Manager *anticipates sending* annual and semi-annual reports to shareholders. Please revise the disclosure to clarify that the Investment Manager *will send* the reports.

Summary of Fees and Expenses (p. 13)

Remove from the Fee Table the line item "Administrative Fee." Include the fee in "Investment Management Fee" or "Other Expenses" and provide an explanatory footnote.

Disclose that the Fund does not expect to issue debt or preferred shares. In the alternative, add an interest expense and/or preferred share dividend expense line item to the fee table, as applicable.

The Fund, which is a closed-end fund, presumably will not issue redeemable shares, yet the fee table contains multiple references to a redemption fee. Please provide appropriate disclosure.

What is the basis for excluding interest expense from the last line item of the fee table?

Does the Expense Limitation Agreement referenced in footnote 5 to the fee table provide for termination prior to the date set forth in the footnote? If so, who may terminate the agreement? Can the Investment Manager and/or Sub-Adviser recover any waivers or reimbursements in future years? If so, please disclose the particulars of the arrangement. Please ensure that the Expense Limitation Agreement is filed as an exhibit to the registration statement.

Please delete from the paragraph of narrative disclosure preceding the example the following text: "Expenses would be lower absent the Acquired Fund Fees and Expenses which the Example is now required to take account of. Moreover, the rate of return may be greater or less than the hypothetical 5% return used in Example 1."

Please delete the words "direct and indirect" from the line of text following the heading "EXAMPLE 1."

Please delete from the example footnote 2 and the example that does not take account of acquired fund fees and expenses.

Investment Objective and Strategy (p. 15)

The discussion indicates what the Adviser will consider when deciding whether to invest in a particular Investment Fund. Please explain the source of the information upon which the Adviser will rely with respect to both the Investment Funds and their investment managers and whether the information is available to the public.

Clarify whether or not, when deciding to invest in a particular Investment Fund, the Adviser will also consider any of the following: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Investment Fund; or (3) Investment Fund liquidity or repurchase programs.

The disclosure indicates that the Adviser may reduce or terminate the Fund's investment in the Investment Funds. Disclose how readily the Adviser will be able to reduce or terminate an Investment Fund holding at the value assigned to the investment in connection with the Fund's calculation of its own NAV. In this regard, will the Fund be required to pay any additional amounts to terminate a position in an Investment Fund?

What will be the Fund's rights and status in relation to all other Investment Fund investors?

The disclosure indicates it is the responsibility of the Adviser and Sub-Adviser to monitor the performance of the portfolio managers of the Investment Funds. Please disclose how regularly the Adviser will monitor Investment Fund returns, contact Investment Fund managers to discuss performance, evaluate Investment Funds and reallocate Fund assets. Also disclose how much time the reallocation process is expected to take.

Describe any possible impediments to monitoring the performance of the Investment Funds on a regular basis.

Long/Short Equities (p. 17)

Disclosure in this section indicates that portfolio managers pursuing long/short equity strategies usually employ a low to moderate degree of leverage. Please quantify what constitutes "a low to moderate degree of leverage."

Will the Fund invest in Investment Funds that invest significantly in overseas developed and/or emerging markets? If so, please disclose this strategy in the Summary, and provide summary disclosure of the related risks.

Relative Value (p. 17)

Please define "non-equity oriented beta opportunities" in plain English. Please also define the following terms in similar fashion: convertible bond arbitrage, statistical arbitrage, pairs trading, yield curve arbitrage, and basis trading.

Please quantify what constitutes "moderate to substantial leverage."

Types of Investments and Related Risks (p. 19)

Investment Related Risks (p. 19)

Please disclose in this section the risks associated with the strategies identified in bold-face type on pages 17 and 18.

Highly Volatile Markets (p. 19)

Disclosure in this section and others indicates the Fund invests in volatile markets and securities. This appears to be inconsistent with the Fund's investment objective of consistent capital appreciation over time with relatively low volatility. Please revise the disclosure, or explain how the style of investing referenced in the risk disclosure is consistent with the Fund's investment objective.

Foreign Currency Transactions (p. 22)

The risk disclosure in this section appears to be limited to imperfect correlation and the possibility that the strategy may not succeed. Please disclose the material risks associated with foreign currency transactions.

Leverage (p. 24)

Does the Fund intend to use leverage during the first twelve months of operations? If so, please disclose the fact, and add appropriate fee table and risk disclosure.

Disclosure in this section states that because the Fund is a Registered Investment Company ("RIC"), the 1940 Act requires it to satisfy the Asset Coverage Requirement ("ACR") (as that term is defined on p. 24). Disclosure in the last paragraph of this section appears to suggest that the Investment Funds are subject to the Fund's ACR.   As the Investment Funds in which the Fund invests are not registered under the 1940 Act, please clarify that they will not be subject to the ACR.

Restricted and Illiquid Investments (p.29)

To what extent does the Fund expect to be exposed to side pockets? If the amount of exposure is expected to be material, please include comprehensive risk and valuation disclosure.

Risks of Fund of Hedge Funds Structure (p. 30)

Disclosure in this section indicates the Investment Funds may redeem their shares in-kind and that the Fund may receive securities that are illiquid or difficult to value. Expand this disclosure to indicate the risk this presents. Please disclose under what circumstances Investment Funds would likely make an in-kind payment to the Fund. Does the Fund negotiate the terms of redemption and sale with Investment Funds, or are the terms of investment established by the Investment Funds?

Valuation (p. 31)

Indicate how the Board will be able to discharge its duty to determine the fair value of the Fund's assets in light of the disclosure in this section regarding the lack of transparency of Investment Fund operations, and the Fund's inability to obtain information about the securities in which the Investment Funds invest, or their valuation.

Please confirm that the Fund will only invest in Investment Funds that have valuation procedures consistent with the Fund's procedures, which must meet the requirements of Section 2(a) (41) of the 1940 Act.

Indemnification of Investment Funds (p. 32)

Clarify whether or not there are any limits on the amount of the Fund's potential liability resulting from an agreement to indemnify an Investment Fund and its investment managers. In this regard, supplementally provide us with your views as to whether the Fund's agreement to indemnify an Investment Fund and/or its investment managers implicates Section 18 of the 1940 Act.

Other Risks (p. 34)

Limitations on Transfer and Liquidity Risks (p. 34)

Why will the Fund impose transfer restrictions on shareholders? As the Fund intends to be taxed as a RIC, rather than as a partnership, transfers would not put it at risk of losing its tax status.

Investment Policies and Restrictions (p. 36)

Restriction (1) indicates the Fund will not issue senior securities representing stock, except to the extent permitted by the 1940 Act. Please state the Fund's policy regarding debt securities, and provide narrative disclosure of what is currently permitted under the 1940 Act.

Net Asset Valuation (p. 43)

Please add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Investment Funds.

The fourth sentence of the first paragraph of this section states that the Fund will value its investments in Investment Funds at fair value. Please clarify that the Fund will use market value, rather than fair value, when valuing securities for which a market exists, and will only fair value when market value is not readily available.

Redemptions, Repurchases and Transfers of Shares (p. 52)

The prospectus indicates that repurchases are expected to occur four times a year. It therefore appears that the Fund can repurchase Shares prior to completion of the annual audits of the Investment Funds. Describe the potential risks to Shareholders of a repurchase without the information of an audit.

The prospectus indicates that the payment in connection with any repurchase offer may be partly in cash and partly in-kind. If all holders of Fund shares will not be treated the same, explain how these distributions might be handled and why, in your view, the contemplated approach complies with Section 18 of the 1940 Act.

We note that Shareholders may receive in-kind distributions consisting of interests in Investment Funds and/or securities from the portfolios of these funds. Disclose that interests in Investment Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets. Moreover, disclose if true, that certain Shareholders may be prohibited from even holding such securities. Expand the discussion to indicate that Shareholders will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

Provide examples of the circumstances where the Fund would require a Shareholder to tender all shares held by such Shareholder.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any post-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of an amendment to the registration statement. Where no change will be made in the filing in response to a comment, please indicate this fact in the correspondence and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In its response to this correspondence, the Fund should acknowledge that:

· The Fund is responsible for the adequacy and the accuracy of the disclosure in the filing;

· comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing; and

· the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel